EXHIBIT 99


Office of Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C., 20549

March 27, 2002

Dear Sir or Madam,

Arthur Andersen LLP has represented to Fonix Corporation that the audit completed for the year ended December 31, 2001 was subject to Arthur Andersen LLP's quality control system for the United States accounting and auditing practice. Arthur Andersen LLP has provided assurance to Fonix Corporation that the audit engagement was conducted in compliance with professional standards. The audit was conducted with the appropriate continuity and availability of personnel, both in the United States and at the Company's foreign affiliate, as well as the appropriate availability of national office consultation.


Sincerely,


/s/ Roger D. Dudley
--------------------------
Roger D. Dudley
Executive Vice President
Chief Financial Officer